NOTICE OF CHANGE IN CORPORATE STRUCTURE

Section 4.9 of National Instrument 51-102 (“NI 51-102”)

1.

Names of the parties to the transaction

Xiana Mining Inc. (formerly known as "Dorato Resources Inc.)

(the "Corporation")

2.

Description of the transaction

The Corporation completed the alteration of its share capital by way of a reverse stock split on a twenty old for one new common share basis, reducing the Corporation's issued and outstanding common shares from 89,830,376 to 4,491,518 common shares; and changed its name from "Dorato Resources Inc." to "Xiana Mining Inc." (collectively, the "Transaction").

The shareholders of the Corporation approved the Transaction at the annual and special meeting of shareholders held September 27, 2013.

The purpose of the reverse stock split is to allow flexibility in the Corporation's capital structure and financing plans in the future as a decreased number of issued shares may make the Corporation more attractive to prospective investors.  The change of name provides a distinct new name for the consolidated shares of the Corporation.

3.

Effective date of the transaction

The effective date of the Transaction was October 23, 2013 and the Corporation began trading on the TSX Venture Exchange under its new name and symbol "XIA" as of October 24, 2013.

4.

The name of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity

No party ceased to be a reporting issuer subsequent to the completion of the Transaction.

5.

Date of the reporting issuer’s first financial year-end after the transaction if section 4.9(a) or 4.9(b)(ii) of NI 51-102 applies

January 31, 2014

6.

Periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year after the transaction pursuant to section 4.9(a) or 4.9(b)(ii) of NI 51-102

The Corporation will file interim financial reports in the first financial year subsequent to completion of the Transaction for the interim periods ending April 30, 2014, July 31, 2014 and October 31, 2014 and annual financial statements for the first financial year ending January 31, 2014.

7.

The documents filed in respect of the transaction pursuant to section 4.9(a) or 4.9(b)(ii) of NI 51-102

The following documents which describe the Transaction were filed and are available at the Corporation's SEDAR profile at www.sedar.com:

(a)

Management Information Circular dated as of July 31, 2013;

(b)

News release dated October 23, 2013 announcing shareholder approval of the Transaction;

(c)

News Release dated October 24, 2014 announcing that that the Transaction was effected; and

(d)

Material Change Report filed October 25, 2013.

The documents (a) through (e) above are also available at the Corporation's SEDAR profile at www.sedar.com